Chase Tower

2200 Ross Avenue, Suite 2300

Dallas, TX 75201

214-922-3400 | Fax: 214-922-3899

Patrick R. Hanchey	Direct Dial: 214-922-3527	Email: patrick.hanchey@alston.com

May 5, 2023

Via EDGAR

Mr. Robert Arzonetti

Mr. John Dana Brown

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Oconee Financial Corporation Offering Statement
Amendment No. 3 to Offering Statement on Form 1-A
File No. 024-12151

Dear Sirs:

Pursuant to Rule 252 of Regulation A, Oconee Financial Corporation (the “Company”) hereby requests that the Offering Statement on Form 1-A, captioned above, be qualified on May 9, 2023 at 9:00 A.M. Eastern Daylight Time, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that (i) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; (ii) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact me at 214-922-3527.

Sincerely,

/s/ Patrick R. Hanchey

Patrick R. Hanchey

PRH

cc:	Charlie Guidry, Office of Small Business Policy, SEC
Kenisha Nicholson, Office of Small Business Policy, SEC